SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2000

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation 401(k) Plan for Hourly Employees

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES

By /s/ Conrad A. Conrad Conrad A. Conrad Executive Vice President and Chief Financial Officer of The Dial Corporation

DATE: May 21, 2001

THE DIAL CORPORATION 401(k) PLAN
FOR HOURLY EMPLOYEES

Financial Statements
For the Years Ended November 30, 2000 and 1999,
Supplemental Schedules as of and for the Year Ended
November 30, 2000, and Independent Auditors’ Report

INDEPENDENT AUDITORS' REPORT
Net Assets Available for Benefits
Changes in Net Assets Available for Benefits
Notes to Financial Statements
Assets Held for Investment Purposes at End of Year
Reportable Transactions
EX-23.1

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2000 AND 1999

AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2000

AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	10

Reportable Transactions	11-12

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	13

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of
The Dial Corporation 401(k) Plan for Hourly Employees
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan for Hourly Employees (the “Plan”), as of November 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2000 on pages 10, 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 21, 2001

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2000 AND 1999

ASSETS	2000	1999

INVESTMENTS AT FAIR VALUE:

Mutual Funds	$13,325,331	$13,828,301

Guaranteed Investment Contract Funds	3,673,488	4,109,715

Common Stock	3,045,839	5,732,112

Participant notes receivable	548,098	499,878

Total investments at fair value	20,592,756	24,170,006

RECEIVABLES

Dividends		404

Employer contributions	12,010

Participant contributions	42,229

Interest on loan repayments	652

Total receivables	54,891	404

NET ASSETS AVAILABLE FOR BENEFITS	$20,647,647	$24,170,410

See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Contributions:

Employer	$568,442	$241,162

Employee pre-tax	2,080,203	2,240,157

Employee after-tax	145,788	166,488

Total contributions	2,794,433	2,647,807

Investment (loss)/income:

Dividends	1,529,900	1,448,322

Interest	259,203	268,578

Net (depreciation)/appreciation in fair value of investments	(4,697,181)	(1,194,018)

Total investment (loss)/income	(2,908,078)	522,882

Benefits paid to participants	(3,409,118)	(1,667,759)

NET (DECREASE)/ INCREASE	(3,522,763)	1,502,930

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	24,170,410	22,667,480

NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$20,647,647	$24,170,410

See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2000 AND 1999

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation 401(k) Plan for Hourly Employees (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

In 1999, the Plan adopted Statement of Position (“SOP”) 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. The SOP, among other items, eliminates the previous requirements for a defined contribution plan to present changes in net asset information by fund for participant-directed investments. The financial statements are presented in conformity with SOP 99-3.

The Plan, commonly known as the Planning Retirement Income Management Earnings Plan (“PRIME”), was established October 1, 1991. Employees of certain facilities of The Dial Corporation (the “Company”) who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	Investment Programs - Contributions to the Plan are invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Blue Chip Growth Fund — This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

2)	T. Rowe Price Equity Index Trust Fund — This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Stable Value Fund — This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 5.88% to 7.83% for 2000 and 5.35% to 8.41% for 1999, resulting in a blended rate of return for the fund of 6.10% and 5.95%, for 2000 and 1999, respectively.

4)	T. Rowe Price Personal Strategy Income Fund —This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

5)	T. Rowe Price Personal Strategy Balanced Fund —This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price Personal Strategy Growth Fund —This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price Value Fund —This fund seeks long-term capital appreciation by investing in stocks in a variety of industries. The fair value of the fund is dependent upon the market value of the investments.

8)	T. Rowe Price Mid-Cap Growth Fund —This fund seeks long-term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Small-Cap Stock Fund —This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

10)	T. Rowe Price International Stock Fund —This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

11)	T. Rowe Price Spectrum Growth Fund —This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies.. The fair value of the fund is dependent upon the market value of the investments.

12)	Pimco Total Return Fund —This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-

grade bonds with duration ranging from three to six years. The fair value of the fund is dependent upon the market value of the investments.

13)	The Dial Corporation (“Dial”) Common Stock Fund — This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. For participants of the Plan at the Ft. Madison plant and the Aurora plant, Company matching contributions changed effective October 4, 1999 and January 1, 2000, respectively, such that Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Company matching contributions for other Plan participants are 25% of wage reductions up to a certain maximum contribution per week. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are invested by T. Rowe Price pursuant to the investment elections of the participant.

c.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

d.	Participant Loans and Hardship Withdrawals - Effective September 1, 1995, the Plan was amended to allow participants covered by the collective bargaining agreements at Fort Madison and Aurora to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. Effective August 19, 2000, the plan was further amended to allow participants covered by the collective bargaining agreement at Bristol the same loan provision. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a maximum of five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the original investment funds liquidated to provide the principal. Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

e.	Vesting - All contributions to the Plan are 100% vested and non-forfeitable at all times.

f.	Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g.	Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended November 30, 2000 and 1999, Plan expenses were paid directly by the Company.

h.	Plan Termination - While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2000 and 1999:

	November 30

	2000	1999

Mutual Funds:

Pimco Total Return Fund	$223,674

TRP Blue Chip Growth Fund	3,514,479

TRP International Stock Fund	496,689

TRP Mid-Cap Growth Fund	1,804,539

TRP Personal Strategy Balanced Fund	407,836

TRP Personal Strategy Growth Fund	465,367

TRP Personal Strategy Income Fund	4,533,526

TRP Small-Cap Stock Fund	527,238

TRP Spectrum Growth Fund	427,279

TRP Value Fund	146,127

TRP Equity Index Trust Fund	778,577

Vanguard GMA Fund		$1,621,009

Vanguard Windsor II Fund		12,207,292

Guaranteed Investment Contract Funds:

TRP Stable Value Fund	3 ,673,488	4,109,715

Common stock:

The Dial Corporation	3,045,209	4,481,900

FINOVA Group Inc.	630	83,833

Viad Corp		1,166,783

Participant contributions receivable	54,239

Participant notes receivable	548,098	499,878

Interest receivable on loan repayments	652

NET ASSETS AVAILABLE

FOR BENEFITS	$20,647,647	$24,170,410

4.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE DIAL CORPORATION
401 (k) PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2000
Form 5500, Schedule H, Part IV
Schedule of Assets Held for Investment Purposes at End of Year

Column B	Column C	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

TRP Stable Value Fund	GIC Fund (3,673,488 shares)	$3,673,488

TRP Equity Index Trust Fund	Mutual Fund (22,341 shares)	778,577

Pimco Total Return Fund	Mutual Fund (21,843 shares)	223,674

TRP Personal Strategy Income Fund	Mutual Fund (347,397 shares)	4,533,526

TRP Personal Strategy Balanced Fund	Mutual Fund (25,269 shares)	407,836

TRP Personal Strategy Growth Fund	Mutual Fund (23,877 shares)	465,367

TRP International Stock Fund	Mutual Fund (32,591 shares)	496,689

TRP Mid-Cap Growth Fund	Mutual Fund (45,227 shares)	1,804,539

TRP Value Fund	Mutual Fund (7,667 shares)	146,127

TRP Small-Cap Stock Fund	Mutual Fund (21,996 shares)	527,238

TRP Spectrum Growth Fund	Mutual Fund (25,540 shares)	427,279

TRP Blue Chip Growth Fund	Mutual Fund (101,487 shares)	3,514,479

Finova Group Inc.	Common Stock (1,260 shares)	630

The Dial Corporation	Common Stock (259,167 shares)	3,045,209

Participant notes receivable	Participant loans (Interest at 7.50% to 9.50%, maturing from 2000 to 2014)	548,098

	Total assets held for investment purposes	$20,592,756

THE DIAL CORPORATION
401 (k) PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2000
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

					Column H
Column A					Current	Column I
Identity	Column B				Value of	Net
Of	Description	Column C	Column D	Column G	Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	Or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions

Vanguard Windsor II Fund	Mutual Fund	$1,235,664		$1,235,664	$1,235,664

Vanguard Windsor II Fund	Mutual Fund		$3,570,432	3,199,616	3,570,432	$370,816

Vanguard Windsor II Fund	Mutual Fund		3,230,941	2,810,381	3,230,941	20,560

TRP Personal Strategy Income Fund	Mutual Fund	3,972,548		3,972,548	3,972,548

TRP Blue Chip Growth Fund	Mutual Fund	1,565,811		1,565,811	1,565,811

Series of Transactions

Vanguard Windsor II Fund	Mutual Fund	2,097,520		2,097,520	2,097,520

Vanguard Windsor II Fund	Mutual Fund		13,424,647	12,008,028	13,424,647	1,416,619

Vanguard GMA Fund	Mutual Fund	212,487		212,487	212,487

Vanguard GMA Fund	Mutual Fund		1,836,770	1,874,623	1,836,770	(37,852)

TRP Personal Strategy Income Fund	Mutual Fund	5,178,595		5,178,595	5,178,595

TRP Personal Strategy Income Fund	Mutual Fund		483,431	490,332	483,431	(6,900)

TRP Mid-Cap Growth Fund	Mutual Fund	2,039,176		2,039,176	2,039,176

TRP Mid-Cap Growth Fund	Mutual Fund		67,284	67,973	67,284	(689)

TRP Blue Chip Growth Fund	Mutual Fund	4,042,641		4,042,641	4,042,641

TRP Blue Chip Growth Fund	Mutual Fund		86,089	87,854	86,089	(1,765)

						(Continued )

					Column H
Column A					Current	Column I
Identity	Column B				Value of	Net
Of	Description	Column C	Column D	Column G	Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	Or
Involved	Asset	Price	Price	Asset	Date	(Loss)

The Dial Corporation	Common Stock Fund	1,979,414		1,979,414	1,979,414

The Dial Corporation	Common Stock Fund		611,811	804,426	611,811	(192,615)

Viad Corporation	Common Stock Fund		1,239,152	511,623	1,239,152	727,529

TRP Stable Value Fund	GIC Fund	1,725,155		1,725,155	1,725,155

TRP Stable Value Fund	GIC Fund		2,161,391	2,161,391	2,161,391

(Concluded)

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

Index to Exhibits

Exhibit 23 - Independent Auditors’ Consent